United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2022 (September 9, 2022)

ABRI SPAC I, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40723	86-2861807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code:

(424) 732-1021

n/a

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant	ASPAU	The Nasdaq Stock Market LLC

Common Stock, par value $0.0001 per share	ASPA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Common Stock for $11.50 per share	ASPAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On September 9, 2022, Abri SPAC I, Inc., a Delaware corporation (“Abri”), entered into a Merger Agreement (the “Merger Agreement”) by and among Abri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abri (“Merger Sub”), Logiq, Inc., a Delaware corporation (“DLQ Parent”) whose common stock is quoted on the OTCQX Market under the ticker symbol, “LGIQ”, and DLQ, Inc., a Nevada corporation (“DLQ”) and wholly owned subsidiary of DLQ Parent. Pursuant to the terms of the Merger Agreement, a business combination between Abri and DLQ will be effected through the merger of Merger Sub with and into DLQ, with DLQ surviving the merger as a wholly owned subsidiary of Abri (the “Merger”). The board of directors of Abri has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Abri.

The Merger is expected to be consummated after obtaining the required approval by the stockholders of Abri, DLQ and DLQ Parent and the satisfaction of certain other customary closing conditions.

Merger Consideration

The total consideration to be paid at Closing (the “Merger Consideration”) by Abri to DLQ security holders will be an amount equal to $114 Million. The Merger Consideration will be payable in shares of common stock, par value $0.0001 per share, of Abri (“Abri Common Stock”).

Treatment of DLQ Securities

Cancellation of Securities

Each share of DLQ capital stock, if any, that is owned by Abri, Merger Sub, DLQ, or any of their respective subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

●	DLQ Common Stock. Immediately prior to the Effective Time, each issued and outstanding share of DLQ’s common stock, par value $0.0001 per share (“DLQ Common Stock”) (other than any such shares of DLQ capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Abri Common Stock at the Conversion Ratio set forth in the Closing Consideration Spreadsheet with respect to such share of DLQ Common Stock.

●	“Merger Exchange Ratio” means the quotient obtained by dividing (a) 11,400,000 by (b) the Fully Diluted Company Shares.

●	“Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of DLQ Common Stock that are issued and outstanding immediately prior to the Effective Time plus (b) all shares of Company Common Stock issuable upon conversion, exercise or exchange of any other in-the-money securities of the Company convertible into or exchangeable or exercisable for shares of Company Common Stock;

●	“Dividend Shares” means the number of Merger Consideration Shares that DLQ Parent will issue as a dividend to the DLQ Parent Stockholders (the “Distribution”), on a pro rata basis in an amount equal to approximately Twenty Five Percent (25%) of the aggregate Merger Consideration Shares (the “Dividend Shares”), with the remaining Merger Consideration Shares held by DLQ Parent subject to a lock-up in accordance with the terms and conditions more fully set forth in the Lock-Up Agreement, as described herein.

Merger Sub Securities

Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the surviving corporation of the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things: (a) corporate existence and power; (b) authorization to enter into the Merger Agreement and related transactions; (c) governmental authorization; (d) non-contravention; (e) capitalization; (f) corporate records; (g) subsidiaries; (h) consents; (i) financial statements; (j) books and records; (k) internal accounting controls; (l) absence of certain changes; (m) properties; title to assets; (n) litigation; (o) contracts; (p) licenses and permits; (q) compliance with laws; (r) intellectual property; (s) accounts payable; affiliate loans; (t) employee matters and benefits; (u) real property; (v) tax matters; (w) environmental laws; (x) finders’ fees; (y) powers of attorney, suretyships and bank accounts; (z) directors and officers; (aa) anti-money laundering laws; (ab) insurance; (ac) related party transactions; and (ad) certain representations related to securities law and activity. Abri has additional representations and warranties, including (a) issuance of shares; (b) trust fund; (c) listing; (d) board approval; (e) SEC documents and financial statements; (f) certain business practices; and (g) expenses, indebtedness and other liabilities.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, conduct of business, access to information, notice of certain events, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. The Merger Agreement also contains additional covenants pertaining to DLQ and DLQ Parent including reporting; compliance with laws; no insider trading, commercially reasonable efforts to obtain consents, DLQ Stockholder and DLQ Parent Stockholder approval, provide additional financial information, execute Lock-Up Agreements, amend parent charter, issue dividend shares to DLQ Parent Stockholders, transfer certain assets as described in the Merger Agreement, not issue any dividends or extraordinary bonuses until 11 months after closing, execute certain employment agreements and take reasonable efforts to enter into a financing source agreement of up to $25 million after the Business Combination. Abri has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the special meeting.

Non-Solicitation Restrictions

DLQ Parent and DLQ have each agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an Alternative Transaction (as defined in the Merger Agreement), take any action intended to facilitate an Alternative Transaction or approve, recommend or enter into any agreement relating to an Alternative Transaction.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable (A) law or order, or (B) Action (as defined in the Merger Agreement) commenced or asserted in writing by any Authority (as defined in the Merger Agreement), prohibiting or, in the case of clause (B), materially restrict the consummation of the Merger and related transactions; (ii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement); (iii) Abri having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger; (iv) approval by DLQ Parent’s and DLQ’s stockholders of the Merger and related transactions; (v) approval by Abri’s stockholders of the Merger and related transactions; (vi) DLQ Parent shall have transferred all of the Intellectual Property assets of Rebel AI, Inc. and all of the Intellectual Property assets of Fixel AI, Inc. to the Company (each a “Sister Company”); (vii) the Distribution of the Dividend Shares (as such term is defined in the Merger Agreement) shall be, in all respects, ready to be consummated contemporaneously with the Merger; (viii) the conditional approval for listing by the Nasdaq Stock Market of the shares of Abri Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and the Additional Agreements and satisfaction of initial and continued listing requirements; and (ix) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”).

Solely with respect to Abri and Merger Sub, the consummation of the Merger is conditioned upon, among other things: (i) DLQ having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of DLQ, being true and correct in all material respects; (iii) no event having occurred that would result in a Material Adverse Effect on DLQ or any of its subsidiaries; (iv) providing a certificate from the chief executive officer as to the accuracy of these conditions; (v) shall have obtained certain Company Group Consents (as such term is defined in the Merger Agreement); (vi) DLQ shall have filed all income Tax Returns for the 2019, 2020 and 2021 tax years and paid all taxes with respect to such tax years (including penalties and interest, if any); (vii) DLQ Parent and Sister Companies shall have entered into one or more Intellectual Property assignment agreements; (viii) all the Related Company Outbound IP Agreements and all Related Company Customer Agreements (as such terms are defined in the Merger Agreement) have been cancelled or terminated by DLQ Parent or the applicable Sister Company or have expired on their own terms; and (ix) DLQ Parent shall have changed its name to a new name that neither includes nor is confusingly similar to “Logiq,” “DataLogiq,” or any of the Trademarks owned by the Company.

Solely with respect to DLQ, the consummation of the Merger is conditioned upon, among other things: (i) Abri and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Abri as set forth in the Merger Agreement that are qualified as to materiality being true in all respects and the representations and warranties as set forth in the Merger Agreement that are not so qualified, being true and correct in all material respects; (iii); no event having occurred that would result in a Material Adverse Effect on Abri or Merger Sub; (iv) Abri, Abri Ventures I, LLC (the “Sponsor”), and any other security holder of Abri, shall have executed and delivered to DLQ each Additional Agreement to which they each are a party; (v) Abri and Merger Sub having each delivered certain certificates to DLQ; (vi) Abri having filed its Amended Parent Charter (as defined in the Merger Agreement) and such Amended Parent Charter being declared effective by, the Delaware Secretary of State; (vii) Abri having delivered executed resignation of the Abri directors and officers as set forth in the Merger Agreement; (viii) after the redemption by all stockholders of Abri who have elected to redeem their shares of Abri, Abri shall have made all necessary and appropriate arrangements with the Trustee to have all of the remaining funds contained in the Trust Account, and all such funds released from the Trust Account shall be available to Abri.

Termination

The Merger Agreement may be terminated as follows:

(i)	by either Abri or DLQ, without liability to the other party, if (A) the Merger and related transactions are not consummated on or before February 12, 2023 (the “Outside Closing Date”), and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date. Such right may be exercised by Abri or DLQ, as the case may be, giving written notice to the other at any time after the Outside Closing Date;

(ii)	by either Abri or DLQ if any Authority (as defined in the Merger Agreement) has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger;

(iii)	by Abri in the event that DLQ does not deliver to Abri the Company Group Financial Statements on or prior to October 15, 2022, as defined in the Merger Agreement;

(iv)	by mutual written consent of Abri and DLQ duly authorized by each of their respective boards of directors;

(v)	by Abri in the event that the Board of Directors of Abri, in exercising its fiduciary duties, determines that the Business Combination is no longer in the best interests of the stockholders of Abri;

(vi)	by Abri or DLQ if, at the Abri Stockholder Meeting (including any postponements or adjournments thereof), the Required Parent Proposals (as described in the Merger Agreement) shall fail to be approved by the affirmative vote of Abri stockholders required under Abri’s organizational documents and applicable Law or if, at the DLQ Parent Stockholder Meeting (including any postponements or adjournments thereof), the DLQ Parent Stockholder Approval shall fail to be approved by the affirmative vote of DLQ Parent stockholders required under DLQ Parent’s organizational documents and applicable Law.

(vii)	by either Abri or DLQ, if the other party has breached any of its covenants or representations and warranties such that it would be impossible or would reasonably be expected to be impossible to satisfy any of its closing conditions and such breach is incapable of being cured or is not cured by the earlier of (A) the Outside Closing Date and (B) 30 days following receipt by the breaching party of a written notice of the breach or suffered a Material Adverse Effect which is incurable and continuing; provided that the terminating party is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions;

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no further force and effect without liability of any party, except for liability arising out of any party’s willful breach of the Merger Agreement or intentional fraud.

Certain Related Agreements

Parent Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Abri, and a certain stockholder of Abri entered into that certain Parent Stockholder Support Agreement dated September 9, 2022 (the “Parent Stockholder Support Agreement”) pursuant to which that certain Abri stockholder agreed to vote all shares of Abri Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of or the power to vote in favor of the Parent Proposals (as defined in the Merger Agreement), including the Merger and related transactions and against any action reasonably expected to impede, delay or materially and adversely affect the Merger and related transactions.

The foregoing description of the Parent Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Parent Stockholder Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Agreements to be Executed at Closing

DLQ Management Earnout Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a management earnout agreement (the “Management Earnout Agreement”), pursuant to which certain members of the management team of DLQ specified on schedule A to the Management Earnout Agreement (the “Management”) will have the contingent right to earn the Management Earnout Shares (as defined in the Management Earnout Agreement). The Management Earnout Shares consist of 2,000,000 shares of Abri Common Stock. The release of the Management Earnout Shares shall occur as follows:

●	500,000 Management Earnout Shares will be earned and released upon satisfaction of the First Milestone Event (as defined in the Management Earnout Agreement);

●	650,000 Management Earnout Shares will be earned and released upon satisfaction of the Second Milestone Event (as defined in the Management Earnout Agreement); and

●	850,000 Management Earnout Shares will be earned and released upon satisfaction of the Third Milestone Event (as defined in the Management Earnout Agreement).

The foregoing description of the Management Earnout Agreement is qualified in its entirety by reference to the full text of the form of Management Earnout Agreement a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Earnout Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a sponsor earnout agreement (the “Sponsor Earnout Agreement”), pursuant to which the Sponsor will have the contingent right to earn the Sponsor Earnout Shares (as defined in the Sponsor Earnout Agreement). The Sponsor Earnout Shares consist of 1,000,000 shares of Abri Common Stock. The release of the Sponsor Earnout Shares shall occur as follows:

●	250,000 Sponsor Earnout Shares will be earned and released upon satisfaction of the First Milestone Event (as defined in the Sponsor Earnout Agreement);

●	350,000 Sponsor Earnout Shares will be earned and released upon satisfaction of the Second Milestone Event (as defined in the Sponsor Earnout Agreement); and

●	400,000 Sponsor Earnout Shares will be earned and released upon satisfaction of the Third Milestone Event (as defined in the Sponsor Earnout Agreement).

The foregoing description of the Sponsor Earnout Agreement is qualified in its entirety by reference to the full text of the form of Sponsor Earnout Agreement, a copy of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, Abri, and certain DLQ stockholders will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which each DLQ stockholder will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, seventy five percent (75%) of the shares of Abri Common Stock held by them as part of the Merger Consideration, which shares do not include the Dividend Shares, (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 11 months after the Closing Date (the period from the date of the Lock-Up Agreement until such date, the “Lock-Up Period”).

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit E to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At Closing, Abri, the Sponsor, certain DLQ security holders and Chardan Capital Markets, LLC as underwriter (the “Underwriter”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which the Sponsor, the Underwriter and holders of the Lock-Up Shares and recipients of the Management Earnout Shares and Sponsor Earnout Shares, if any, will be provided certain rights relating to the registration of certain Abri securities.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit F to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, Abri, the Sponsor and certain holders of Abri Common Stock (as identified in the Voting Agreement) will enter into a voting agreement (the “Voting Agreement”), pursuant to which such holders of Abri Common Stock agree to vote in favor of certain matters relating to the nomination and election of the Post-Closing Board of Directors (as described in the Voting Agreement).

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is included as Exhibit I to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Warrant Revenue Sharing Side Letter

In connection with the execution of the Merger Agreement, Abri, DLQ and the Sponsor will enter into a letter agreement (the “Warrant Revenue Sharing Side Letter”), pursuant to which Abri and DLQ will divide the proceeds from the Warrant Exercise Price (as defined in the Warrant Revenue Sharing Side Letter), arising from the exercise of the warrants issued as part of the Abri units sold in its initial public offering whereby20% of the Warrant Exercise Price received in cash by Abri shall be delivered to the Sponsor in cash or immediately available funds not later than three (3) days following Abri’s receipt of the cash exercise price of any Warrant.

The foregoing description of the Warrant Revenue Sharing Side Letter is qualified in its entirety by reference to the full text of the form of Warrant Revenue Sharing Side Letter, a copy of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On September 9, 2022, Abri and DLQ issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to the Current Report on Form 8-K as filed on September 9, 2022, and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

In connection with the proposed Merger, Abri intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Abri, referred to as a “proxy statement/prospectus.” The preliminary and definitive proxy statements/prospectuses and other relevant documents will be sent or given to the stockholders of Abri as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Before making any voting decision, investors and security holders of Abri are urged to read, when available, the registration statement, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Abri’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because these documents will contain important information about Abri, DLQ and the proposed Merger. When available, the definitive proxy statement/prospectus will be mailed to Abri’s stockholders as of a record date to be established for voting on the proposed Merger. Abri stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Abri SPAC I, Inc., at info@abriadv.com.

Participants in the Solicitation

Abri, DLQ and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Abri’s stockholders in connection with the proposed Merger. Abri’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Abri in Abri’s final prospectus filed with the SEC on August 11, 2021 in connection with Abri’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Abri’s stockholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus for the proposed Merger when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger will be included in the proxy statement/prospectus that Abri intends to file with the SEC, as described in the “Important Information About the Merger and Where to Find It” section of this Current Report on Form 8-K.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report on Form 8-K regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, achievement of the Management and Sponsor Earnout Shares, other performance metrics, projections of market opportunity, expected management and governance of the post-business combination company and expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, these statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of Abri’s and DLQ’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Abri and DLQ. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Abri’s and DLQ’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, investors and security holders of Abri should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Abri or DLQ or other conditions to closing in the Merger Agreement; (3) the inability to project with any certainty the amount of cash proceeds remaining in the Abri trust account at Closing; (4) the uncertainty relative to the cash made available to DLQ at Closing should any material redemption requests be made by the Abri stockholders (since the sources of cash projected in the exhibit to this Current Report on Form 8-K assume that no redemptions will be requested by Abri stockholders); (5) the inability of the post-business combination company to obtain or maintain the listing of its securities on Nasdaq following the Merger; (6) the amount of costs related to the Merger; (7) DLQ’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; (8) the outcome of any legal proceedings that may be instituted against the parties to the Merger Agreement following the announcement of the proposed Merger; (9) changes in applicable laws or regulations; (10) the ability of DLQ to meet its post-Closing financial and strategic goals due to competition, among other things; (11) the ability of the post-business combination company to grow and manage growth profitability and retain its key employees; (12) the possibility that the post-business combination company may be adversely affected by other economic, business and/or competitive factors; (13) risks relating to the successful retention of DLQ’s customers; (14) the potential impact that the COVID-19 pandemic may have on DLQ’s customers, suppliers, vendors, regulatory agencies, employees and the global economy as a whole; (15) the expected duration over which DLQ’s balances will fund its operations; and (16) other risks and uncertainties described herein, as well as those risks and uncertainties indicated in Abri’s final prospectus filed with the SEC on August 11, 2021 in connection with Abri’s initial public offering, the preliminary and definitive proxy statements/prospectuses relating to the proposed Merger to be filed by Abri with the SEC, particularly those under the “Risk Factors” sections therein, and in Abri’s other filings with the SEC. Abri cautions that the foregoing list of factors is not exclusive. If any of these risks materialize or Abri’s or DLQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Abri nor DLQ presently know, or that Abri and DLQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Abri and DLQ’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Investors and security holders of Abri should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Abri and DLQ described above. Abri and DLQ anticipate that subsequent events and developments will cause their assessments to change. However, while Abri and DLQ may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Abri or DLQ’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Merger Agreement dated as of September 9, 2022 by and among Logiq, Inc., DLQ Inc., Abri SPAC I, Inc. and Abri Merger Sub, Inc.
10.1	Parent Stockholder Support Agreement dated as of September 9, 2022 by and among Abri SPAC I, Inc., DLQ Inc. and certain stockholders of Abri SPAC I, Inc.
99.1	Press Release dated September 9, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report with the Securities & Exchange Commission on September 9, 2022)
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Abri agrees to furnish supplementally a copy of any omitted exhibit and schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 12, 2022

Abri SPAC I, Inc.

By:	/s/ Jeffrey Tirman
Name:	Jeffrey Tirman
Title:	Chief Executive Officer